+UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ITEM 1
(a) Name of Issuer: MARITRANS, INC.
(b) Address of Issuer: 1818 Market Street, Suite 3540
                       Philadelphia, PA 19103

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 570363101

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 636,915
(b) Percent of class: 7.828%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		636,915